EXHIBIT 99.2

February 20, 2015

The Board of Directors
Suncoke Energy, Inc.
1011 Warrenville Road, Suite 600
Lisle, Illinois 60532

Dear Members of the Board

Jet Capital Management and its affiliates currently hold 4,119,161 shares of Suncoke Energy Inc. (“Suncoke” or the “Company”), comprising approximately 6.2% of the Company’s outstanding shares.  Jet Capital Management was founded more than 12 years ago, and currently manages more than $1.6 billion in capital.  Jet has been a shareholder of Suncoke since January 2012.  We are writing to express our serious concerns regarding: (1) the far too slow pace of Suncoke’s evolution from a traditional corporate entity to a GP/LP structure; (2) the Company’s poor capital allocation; (3) the Company’s resulting failed effort to communicate its value proposition to investors; and (4) the Company’s unclear strategic direction.  We have had a collaborative and productive relationship with Suncoke management to date, and value their substantial equity ownership in the Company.  It is our intention that this letter can build on our historical interactions with the Company and can hopefully lead to value creation for shareholders.

For the past three years, we have been patient investors as the Company transformed itself.  Unfortunately, the pace of progress has been unnecessarily slow with significant execution hiccups along the way.  The refurbishment at Indiana Harbor has not gone according to plan.  Execution on growth initiatives has been virtually non-existent with not a single acquisition completed in 2014.  Capital allocation has been poor with a major share buyback completed at the stock price high driven by management’s positive comments regarding a coal asset sale that failed to materialize.  The latter issue exemplifies the compounding effect of poor execution, poor capital allocation, and poor communication.  The result has been a material decline (25%) in the value of Suncoke stock since the beginning of 2014.

Given the failures of 2014, the market currently ascribes zero growth in perpetuity to Suncoke, and zero value to its advantaged GP/LP structure.  If Suncoke dropped down all of its MLPable assets to Suncoke Partners (“SXCP”) on terms consistent with the two dropdowns executed to date, Suncoke would have cash proceeds of approximately $490 million (or approximately $7.50/share) and would be generating distributable cash flow of more than $0.90 per year from its GP, LP and IDR interests.  Our financial analysis supporting these calculations is in the appendix below.  These cash flows would be derived from contracts to supply coke to blast furnace steel customers who: (1) have furnaces located next to SXC’s coke plants; (2) are obligated to purchase coke on a take or pay basis for a weighted average term of nearly 8.5 years; (3) have assumed essentially all of the operating and commodity cost risk of producing the coke; (4) have no alternative, economic source of supply of the coke required for the furnaces to produce steel; and (5) who in one instance, recently closed its internal coke plant down, and is single source supplying its furnace with Suncoke’s coke.  Despite the visibility and stability of this distributable cash flow, Suncoke’s share price currently values this fully dropped down cash flow at a 10% yield.  We are aware of no other, zero direct commodity price risk cash flow stream at a comparable value in today’s equity market.

In our view, there are two explanations for the Company’s valuation.  First, the markets do not appropriately capitalize Suncoke because equity investors are getting only a tiny fraction of the cash flow paid out to them today, and Suncoke has articulated no plan materially to improve distributions in the future.  Second, the markets do not think Suncoke will ever be able to grow its cash flows, organically or by acquisition.  This is the case, even though Suncoke’s GP/LP structure puts it in an advantaged position to be a purchaser of MLPable assets with a very low cost of capital to Suncoke.  Suncoke’s present market valuation fails to give any real value to this structure, or the IDRs it owns in SXCP.

The best way for Suncoke to add value for shareholders is for management to remedy these two failings.  Both remedies are within management’s control, but progress to date has been minimal.  First, management should accelerate the pace of the dropdowns.  No financial reason exists to continue the plan to accomplish the dropdowns over a 2 year period of time.  Staggering the dropdowns in this manner is not providing management with more time to execute a growth strategy for its cash flows: The markets already do not think SXCP will grow past the dropdowns being done.  This point is irrefutable, and the financial advice the Board has been relying on to base its decision to stagger its dropdowns over time has been discredited.  The Company should more rapidly capture the net present value associated with the dropdowns.  Second, the Company should dividend the distributable cash it receives from its SXCP stakes to its shareholders, or return it to investors through share buybacks.  Suncoke’s present capital allocation policy will dividend approximately 26% of its fully dropped down distributable cash to shareholders in 2015.  This share of capital distribution to investors is paltry, especially given the share valuation.  The distribution rate of distributable cash flow should be 100%.  The Company does not need its distributable cash flow to meet its capital requirements.  Once the dropdowns are accomplished, Suncoke will, again, have approximately $490 million in cash proceeds for those requirements.  Suncoke’s capital requirements essentially comprise any future investment projects aimed at organic growth, to the extent that they are feasible.  But if steel industry conditions remain weak, the Company’s retaining this cash balance will too be unwise.  Retaining the cash to preserve the option to grow organically is misguided when the shares value growth at zero and the industry, in its current state, is rejecting all efforts to grow.  Debt agreements that restrict better capital allocation for shareholders should be paid down, or renegotiated.  By failing to align its dividend with SXCP distributions, Suncoke’s board is leaving the Company dramatically over-capitalized at a time of an unprecedented low valuation for its shares, and expressing disregard for shareholder value with no articulated justification.  As investors in the Company for nearly all of its independent history, we view this as unacceptable.

There is a third path for Suncoke shareholder value creation as well.  As we and Suncoke management both agree, the ultimate source of value in the GP/LP structure will come not just from a sensible capital allocation policy, but more meaningfully from the Company’s ability to demonstrate substantial growth at SXCP beyond future dropdowns.  There is certainly value in Suncoke’s structure; however, it will only be captured through demonstrated growth.  To the extent Suncoke cannot execute such a growth strategy in the next 12 months, it should sell the Company to another entity more capable of extracting value. Two years is long enough to wait for the Company to grow on its own.  Suncoke is a very conservatively capitalized, reasonably small, GP MLP at the high splits.  Either Suncoke should show it can grow, or it should sell to someone else who will.

We want to close by reiterating that we have been longstanding shareholders in Suncoke, and have been patient and supportive members of the investment community that follows the Company.  But we are well aware of our rights as shareholders, and how the corporate governance mechanisms at Suncoke work.  We have had no conversations with other Suncoke shareholders about this letter, but we would be surprised if many shareholders disagreed with the sentiments expressed.  We urge you to take them seriously, and regard them as constructive and hopefully value creating.

Thank you for your serious consideration of our thoughts.

Sincerely Yours,

Mathew Mark
General Partner

Appendix

			SXCP Price	26.50

Drop Down Proceeds

SXC Remainng Dropdown EBITDA (run-rate)	$99.0
Drop Down Multiple	8.0	x
Transaction Price	792.0

Cash Portion of Consideration	75%
Cash Consideration	594.0
Assumed Taxable Gain[1]	294.0
Net Proceeds[1]	491.1
Net Proceeds per Share	$7.55

SXCP Distributions to SXC Post Drop Downs [2]

Equity Stake Distribution	$76.3
IDR Distribution	18.1
Total Distribution to SXC	$94.4
Corporate Overhead [3]	$(15.0)
Taxable Net Income	$79.4
Tax Rate [4]	26.5%
Distributable Cash Flow from SXCP Distributions	$58.3

SXC Shares Outstanding (mm) [5]	65.0
SXCP Distributions to SXC	$0.90

(1)	Assumes $300mm tax basis and 35% tax rate
(2)	Assumes drop downs of remaining $99mm of EBITDA occurs at 8.0x EBITDA with 50%/50% debt/equity structure, 50% of equity units retained by SXC, 6.5% cost of debt and 1.1 coverage ratio
(3)	Assumes corporate overhead reduced to $15mm in no growth scenario.
(4)	Assumes 26.5% tax rate, in line with mid-point of management 2015 guidance
(5)	Assumes completion of announced $20mm ASR at average price of $16.30 per share